UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

IronNet, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46323Q105

(CUSIP Number)

ForgePoint Capital

Attn: Lisa Lee

400 S. El Camino Real, Suite 1050

San Mateo, CA 94402

(650) 289-4436

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46323Q105

1.	Names of Reporting Persons ForgePoint Cybersecurity Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 4,683,686 shares (2)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 4,683,686 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,683,686 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by ForgePoint Cybersecurity Fund I, L.P. (“Cybersecurity LP”), ForgePoint Cyber Affiliates Fund I, L.P. (“Cyber Affiliates”), ForgePoint Cyber Co-Investors I, L.P. (“Co-Investors I”), ForgePoint Cyber Co-Investors I-B, L.P. (“Co-Investors I-B”), ForgePoint Cyber Co-Investors I-C, L.P. (“Co-Investors I-C”), ForgePoint Cyber Co-Investors I-E, L.P. (“Co-Investors I-E”), ForgePoint Cybersecurity GP-I, LLC (“Cybersecurity GP”), Donald Dixon (“Dixon”) and Juan A. Yepez (“Yepez” and with Dixon, the “Managing Members”) (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by Cybersecurity LP. Cybersecurity GP is the general partner of Cybersecurity LP and the Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.

(3)	The percentage of class was calculated based on 84,423,567 shares of common stock outstanding as of August 26, 2021, as reported in the Issuer’s Form 8-K (Commission File No. 001-39125) filed with the SEC on September 1, 2021.

CUSIP No. 46323Q105

1.	Names of Reporting Persons ForgePoint Cyber Affiliates Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 52,135 shares (2)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 52,135 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 52,135 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by Cyber Affiliates. Cybersecurity GP is the general partner of Cyber Affiliates and the Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.

(3)	The percentage of class was calculated based on 84,423,567 shares of common stock outstanding as of August 26, 2021, as reported in the Issuer’s Form 8-K (Commission File No. 001-39125) filed with the SEC on September 1, 2021.

CUSIP No. 46323Q105

1.	Names of Reporting Persons ForgePoint Cyber Co-Investors I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 2,246,496 shares (2)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 2,246,496 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,246,496 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.7% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by Co-Investors I. Cybersecurity GP is the general partner of Co-Investors I and the Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.

(3)	The percentage of class was calculated based on 84,423,567 shares of common stock outstanding as of August 26, 2021, as reported in the Issuer’s Form 8-K (Commission File No. 001-39125) filed with the SEC on September 1, 2021.

CUSIP No. 46323Q105

1.	Names of Reporting Persons ForgePoint Cyber Co-Investors I-B, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 748,221 shares (2)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 748,221 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 748,221 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.9% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by Co-Investors I-B. Cybersecurity GP is the general partner of Co-Investors I-B and the Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.

(3)	The percentage of class was calculated based on 84,423,567 shares of common stock outstanding as of August 26, 2021, as reported in the Issuer’s Form 8-K (Commission File No. 001-39125) filed with the SEC on September 1, 2021.

CUSIP No. 46323Q105

1.	Names of Reporting Persons ForgePoint Cyber Co-Investors I-C, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 1,965,474 shares (2)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 1,965,474 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,965,474 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.3% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by Co-Investors I-C. Cybersecurity GP is the general partner of Co-Investors I-C and the Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.

(3)	The percentage of class was calculated based on 84,423,567 shares of common stock outstanding as of August 26, 2021, as reported in the Issuer’s Form 8-K (Commission File No. 001-39125) filed with the SEC on September 1, 2021.

CUSIP No. 46323Q105

1.	Names of Reporting Persons ForgePoint Cyber Co-Investors I-E, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 266,539 shares (2)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 266,539 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 266,539 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.3% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	These shares are held by Co-Investors I-E. Cybersecurity GP is the general partner of Co-Investors I-E and the Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.

(3)	The percentage of class was calculated based on 84,423,567 shares of common stock outstanding as of August 26, 2021, as reported in the Issuer’s Form 8-K (Commission File No. 001-39125) filed with the SEC on September 1, 2021.

CUSIP No. 46323Q105

1.	Names of Reporting Persons ForgePoint Cybersecurity GP-I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 9,962,551 shares (2)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 9,962,551 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,962,551 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.8% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 4,683,686 shares held by Cybersecurity LP, (ii) 52,135 shares held by Cyber Affiliates, (iii) 2,246,496 shares held by Co-Investors I, (iv) 748,221 shares held by Co-Investors I-B, (v) 1,965,474 shares held by Co-Investors I-C, and (vi) 266,539 shares held by Co-Investors I-E. Cybersecurity GP is the general partner of Cybersecurity LP, Cyber Affiliates, Co-Investors I, Co-Investors I-B, Co-Investors I-C and Co-Investors I-E. The Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.

(3)	The percentage of class was calculated based on 84,423,567 shares of common stock outstanding as of August 26, 2021, as reported in the Issuer’s Form 8-K (Commission File No. 001-39125) filed with the SEC on September 1, 2021.

CUSIP No. 46323Q105

1.	Names of Reporting Persons Donald R. Dixon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 344,232 shares (2)

	8.	Shared Voting Power 9,962,551 shares (3)

	9.	Sole Dispositive Power 344,232 shares (2)

	10.	Shared Dispositive Power 9,962,551 shares (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,306,783 shares (2) (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.2% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 244,232 shares held directly and 100,000 shares held in a trust of which the Reporting Person is a co-trustee.

(3)	Includes (i) 4,683,686 shares held by Cybersecurity LP, (ii) 52,135 shares held by Cyber Affiliates, (iii) 2,246,496 shares held by Co-Investors I, (iv) 748,221 shares held by Co-Investors I-B, (v) 1,965,474 shares held by Co-Investors I-C, and (vi) 266,539 shares held by Co-Investors I-E. Cybersecurity GP is the general partner of Cybersecurity LP, Cyber Affiliates, Co-Investors I, Co-Investors I-B, Co-Investors I-C and Co-Investors I-E. The Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.

(4)	The percentage of class was calculated based on 84,423,567 shares of common stock outstanding as of August 26, 2021, as reported in the Issuer’s Form 8-K (Commission File No. 001-39125) filed with the SEC on September 1, 2021.

CUSIP No. 46323Q105

1.	Names of Reporting Persons Juan A. Yepez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 9,962,551 shares (2)

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 9,962,551 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,962,551 shares (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.8% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (i) 4,683,686 shares held by Cybersecurity LP, (ii) 52,135 shares held by Cyber Affiliates, (iii) 2,246,496 shares held by Co-Investors I, (iv) 748,221 shares held by Co-Investors I-B, (v) 1,965,474 shares held by Co-Investors I-C, and (vi) 266,539 shares held by Co-Investors I-E. Cybersecurity GP is the general partner of Cybersecurity LP, Cyber Affiliates, Co-Investors I, Co-Investors I-B, Co-Investors I-C and Co-Investors I-E. The Managing Members are the managing members of Cybersecurity GP. Cybersecurity GP and the Managing Members share power to direct the voting and disposition of the shares.

(3)	The percentage of class was calculated based on 84,423,567 shares of common stock outstanding as of August 26, 2021, as reported in the Issuer’s Form 8-K (Commission File No. 001-39125) filed with the SEC on September 1, 2021.

Item 1.	Security and Issuer
This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of IronNet, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 7900 Tysons One Place, Suite 400, McLean, VA 22102.

Item 2.	Identity and Background

(a)    This Schedule 13D is filed by ForgePoint CyberSecurity Fund I, L.P. (“Cybersecurity LP”), ForgePoint Cyber Affiliates Fund I, L.P. (“Cyber Affiliates”), ForgePoint Cyber Co-Investors I, L.P. (“Co-Investors I”), ForgePoint Cyber Co-Investors I-B, L.P. (“Co-Investors I-B”), ForgePoint Cyber Co-Investors I-C, L.P. (“Co-Investors I-C”), ForgePoint Cyber Co-Investors I-E, L.P. (“Co-Investors I-E” and, together with Cybersecurity LP, Cyber Affiliates, Co-Investors I, Co-Investors I-B and Co-Investors I-C, collectively the “ForgePoint Funds”), ForgePoint Cybersecurity GP-I, LLC (“Cybersecurity GP”), Donald R. Dixon and Juan A. Yepez (together with the ForgePoint Funds, Cybersecurity GP and Mr. Dixon, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(b)    The address of the principal place of business of each of the Reporting Persons is 400 S. El Camino Real, Suite 1050, San Mateo, CA 94402.

(c)    The principal business of each of the Reporting Persons is the venture capital investment business.

(d)    During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Each of the ForgePoint Funds is a Delaware limited partnership; ForgePoint GP is a Delaware limited liability company; and each of Messrs. Dixon and Yepez is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Business Combination

Certain shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were issued in connection with the completion of the business combination on August 26, 2021 (the “Closing Date”) as contemplated by that certain Agreement and Plan of Reorganization and Merger, dated March 15, 2021 and as amended on August 6, 2021 (as amended, the “Business Combination Agreement”), by and among LGL Systems Acquisition Corp., a Delaware corporation (“LGL”), LGL Systems Merger Sub Inc., a Delaware corporation (“Merger Sub”), and IronNet Cybersecurity, Inc., a Delaware corporation (“Legacy IronNet”). Pursuant to the terms of the Business Combination Agreement, a business combination of Legacy IronNet and LGL was effected by the merger of Merger Sub with and into Legacy IronNet (the “Merger”), with Legacy IronNet surviving the Merger (the “Surviving Corporation”) as a wholly-owned subsidiary of LGL (the Merger, collectively with the other transactions described in the Business Combination Agreement, the “Business Combination”). Following the consummation of the Business Combination on the Closing Date, LGL changed its name from LGL Systems Acquisition Corp. to IronNet, Inc.

Pursuant to the Business Combination Agreement, at the effective time of the Business Combination, each outstanding share of Legacy IronNet common stock and Legacy IronNet preferred stock (with each share of Legacy IronNet preferred stock being treated as if it were converted into ten (10) shares of Legacy IronNet common stock on the effective date of the Business Combination) was converted into the right to receive 0.8141070 of a share of Common Stock.

Legacy IronNet Stockholder	Shares Received in the Business Combination
Cybersecurity LP	4,483,686
Cyber Affiliates	52,135
Co-Investors I	2,246,496
Co-Investors I-B	748,221
Co-Investors I-C	1,965,474
Co-Investors I-E	266,539
Dixon	244,232

In addition, the Legacy IronNet stockholders may also receive additional merger consideration in the form of a pro rata portion of 1,078,125 shares of Common Stock if the volume weighted average closing share price for the Common Stock equals or exceeds $13.00 for ten (10) consecutive days during the two-year period following the closing of the Business Combination. The above-referenced Legacy IronNet stockholders may receive up to an aggregate of 140,946 additional shares of common stock as additional merger consideration.

PIPE Subscription Agreements

On the Closing Date, FPCF, a trust of which Mr. Dixon is a co-trustee (the “Dixon Trust”) and certain other unrelated purchasers (each, a “Subscriber”) purchased shares of Common Stock (the “PIPE Shares”), for a purchase price of $10.00 per share, pursuant to separate subscription agreements entered into effective as of March 15, 2021 (each, a “Subscription Agreement”) in a private placement (the “PIPE”). FPCF and the Dixon Trust purchased 200,000 and 100,000 PIPE Shares, respectively, for the purchase price of $2.0 million and $1.0 million, respectively.

The funds used by the ForgePoint Funds to acquire the securities of Legacy IronNet and the PIPE Shares were obtained from capital contributions by their respective partners.

Item 4.	Purpose of Transaction

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Common Stock beneficially owned by the Reporting Persons, as reported in this Schedule 13D, were received in connection with the Business Combination or the PIPE.

Mr. Dixon is a member of the Board of Directors of the Issuer and is also a member of ForgePoint GP.

Subject to applicable legal requirements, one or more of the Reporting Persons may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the Reporting Persons’ ownership of the Issuer’s securities, other opportunities available to the Reporting Persons, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the Reporting Persons may dispose of all or a portion of their securities of the Issuer at any time. Each of the Reporting Persons reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the Reporting Persons have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)    See responses to Item 13 on the cover pages of this filing, which are incorporated herein by reference.

The Reporting Persons beneficially own, in the aggregate, 10,306,783 shares of Common Stock. The Reporting Persons’ aggregate beneficial ownership percentage is approximately 12.2% of the outstanding shares of Common Stock. Calculations of the percentage of the shares of Common Stock beneficially owned is based on 84,423,567 shares of Common Stock outstanding as of August 26, 2021, as disclosed in the Current Report on Form 8-K filed by the Issuer on September 1, 2021.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Common Stock included in this Schedule 13D, other than the shares of Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13D, or a member of a “group,” within the meaning of Section 13 of the Exchange Act.

(b)    See responses to Items 7, 8, 9 and 10 on the cover pages of this filing, which are incorporated herein by reference.

(c)    Except as described in Item 3, the Reporting Persons have not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing this Schedule 13D.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Amended and Restated Registration Rights Agreement

Each of the ForgePoint Funds and Mr. Dixon are parties to that certain Amended and Restated Registration Rights Agreement, dated as of August 26, 2021 and as it may be amended, restated or otherwise modified from time to time (the “RRA”), by and among the Issuer, the ForgePoint Funds, Mr. Dixon and the securityholders of the Issuer party thereto (the “Holders”). Pursuant to the RRA, the Issuer is required to register for resale the securities held by the Holders, including the ForgePoint Funds and Mr. Dixon. In addition, pursuant to the RRA, the Holders have certain demand and piggyback registration rights.

Registration of the Resale of PIPE Shares

Pursuant to the terms of the Subscription Agreements, the Issuer is required to register the resale of the PIPE Shares, including the PIPE Shares purchased by FPCF and the Dixon Trust.

Lock-Up Agreements

In connection with the Business Combination, the Issuer and certain stockholders, officers and directors of Legacy IronNet, including each of the ForgePoint Funds and Mr. Dixon, entered into agreements (each, a “Lock-Up Agreement”) pursuant to which they have agreed not to dispose of their respective shares of Common Stock for a period of 180 days following the Business Combination, subject to customary carve-outs.

The foregoing description of the RRA, the Subscription Agreements and the Lock-up Agreements is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

The information provided in Items 3, 4 and 5 is hereby incorporated by reference herein.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

	Exhibit Number	Description
1

Agreement and Plan of Reorganization and Merger, dated March 15, 2021, by and among LGL, Merger Sub and Legacy IronNet (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4/A, filed on August 6, 2021).

2

Amendment No. 1 to Agreement and Plan of Reorganization and Merger, dated August 6, 2021, by and among LGL, Merger Sub and Legacy IronNet. (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form S-4/A, filed on August 6, 2021).

	3	Form of Lock-up Agreement (incorporated by reference to Exhibit B to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed on March 15, 2021).

	4	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed September 1, 2021).

	5	Agreement regarding joint filing of Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2021

ForgePoint Cybersecurity Fund I, L.P.
By:	ForgePoint Cybersecurity GP-I, LLC, its General Partner

By:	/s/ Donald R. Dixon
Manager

ForgePoint Cyber Affiliates Fund I, L.P.
By:	ForgePoint Cybersecurity GP-I, LLC, its General Partner

By:	/s/ Donald R. Dixon
Manager

ForgePoint Cyber Co-Investors I, L.P.
By:	ForgePoint Cybersecurity GP-I, LLC, its General Partner

By:	/s/ Donald R. Dixon
Manager

ForgePoint Cyber Co-Investors I-B, L.P.
By:	ForgePoint Cybersecurity GP-I, LLC, its General Partner

By:	/s/ Donald R. Dixon
Manager

ForgePoint Cyber Co-Investors I-C, L.P.
By:	ForgePoint Cybersecurity GP-I, LLC, its General Partner

By:	/s/ Donald R. Dixon
Manager

ForgePoint Cyber Co-Investors I-E, L.P.
By:	ForgePoint Cybersecurity GP-I, LLC, its General Partner

By:	/s/ Donald R. Dixon
Manager

ForgePoint Cybersecurity GP-I, LLC

By:	/s/ Donald R. Dixon
Manager

/s/ Donald R. Dixon
Donald R. Dixon

/s/ Juan A. Yepez
Juan A. Yepez

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit Number	Description
1	Agreement and Plan of Reorganization and Merger, dated March 15, 2021, by and among LGL, Merger Sub and Legacy IronNet (incorporated by reference to Exhibit 2.1 to the Issuer’s Registration Statement on Form S-4/A, filed on August 6, 2021).

2	Amendment No. 1 to Agreement and Plan of Reorganization and Merger, dated August 6, 2021, by and among LGL, Merger Sub and Legacy IronNet. (incorporated by reference to Exhibit 2.2 to the Issuer’s Registration Statement on Form S-4/A, filed on August 6, 2021).

3	Form of Lock-up Agreement (incorporated by reference to Exhibit B to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K, filed on March 15, 2021).

4	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed September 1, 2021).

5	Agreement regarding joint filing of Schedule 13D.